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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E. 1
7/1/03

For the month of July 2003

MER TELEMANAGEMENT SOLUTIONS LTD.

(Name of Registrant)

40 Aluf David Street, Ramat-Gan 52232 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-16444.

FILED SOLELY FOR THE PURPOSE OF DEPOSITING A COPY OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS WITH THE SECURITIES AND EXCHANGE COMMISSION

MER Telemangement Solutions Ltd.

6-K Items

1. MER Telemanagement Solutions Ltd. Annual Report for the year ended Decmeber 31, 2002

ITEM 1


mts
Telecommunications Management

annual report 2002


calling on proven strength

MER Telemanagement Solutions Ltd.

Expertise and experience for the enterprise market

MTS is a pioneer and world leader in intelligent communications and facilities management solutions for the enterprise market. Delivering proven benefits in over 60,000 installations, MTS enables enterprises to optimize resources, reduce costs and implement billable services.

Our global marketing network includes OEMs, distributorships, subsidiaries, strategic alliances and partnerships. Cooperation with such industry leaders as Siemens, Philips, Ericsson, Lucent EMEA adds value and opens doors to major enterprises.

contents

financial highlights

Statement of income data	1998	1999	2000	2001	2002
	Year ended December 31,				(in thousands, except share data)
Revenues	$11,118	$12,780	$11,067	$10,725	$ 9,787
Gross profit	$ 6,922	$ 9,643	$ 8,225	$ 8,173	$ 7,891
Research and development, net	$ 2,657	$ 3,491	$ 4,039	$ 3,562	$ 2,127
In process research and development write-off	$ –	$ –	$ 945	$ –	$ –
Operating income (loss)	($ 1,548)	$ 373	($ 3,457)	($ 2,243)	($ 48)
Net income (loss)	($ 1,477)	$ 4,492	($ 1,271)	($ 2,554)	$ 130
Diluted earnings (loss) per share	($ 0.31)	$ 0.94	($ 0.264)	($ 0.53)	$ 0.03
Average number of shares	4,691	4,691	4,867	4,826	4,710

Balance sheet data	1998	1999	2000	2001	2002
	Year ended December 31,				(in thousands)
Working capital	$ 8,586	$13,701	$10,342	$ 9,060	$ 9,244
Total assets	$15,889	$21,615	$21,812	$18,095	$17,707
Long-term debt	$ 12	$ 8	$ 84	$ 13	$ 8
Shareholders' equity	$ 12,972	$17,557	$16,497	$13,856	$14,013

7

dear shareholders

Both foresight and firmness are key survival attributes during depressed market cycles. Our ability to foresee the rough seas ahead and to prepare resourcefully is enabling us to navigate successfully through this lengthy downturn.



We are pleased to report that we closed 2002
with a profit, and with a comfortable cash reserve.
Chaim Mer
Chairman of the Board
Shai Levanon
President and CEO

We have focused our marketing to reflect current conservative preferences for solid, proven solutions, while trimming our work force and strictly rationalizing expenses. Concurrently, we have prioritized our R&D activities. Supported by increased investments, our R&D team is hard at work developing solutions that will be ready for the market's recovery, which, while not yet on hand, is in the foreseeable future.

For the duration, we are well equipped financially and technologically to grow our market share and expand our enterprise involvement. While a number of our competitors have succumbed to the poor market, we are seeing new opportunities. In 2002 we introduced a practical, affordable network facility management tool for the enterprise market, creating an ideal complement for our popular TABS.IT call monitoring and management system. In addition, our new TABSBill product introduced an ideal tool for per-usage billing.

Sound Results

We returned to profitability in 2002 with net income of $130,000, or $0.03 per share, compared to a net loss of $2.6 million, or ($0.53) per share, for 2001. Revenues for 2002 were $9.8 million versus $10.7 million in 2001.

MTS IntegraTRAK, our fully-owned U.S. subsidiary, accounted for approximately 65 percent of total revenues for 2002, as compared with 61 percent in the prior year.

Total operating expenses for 2002 were significantly reduced to $7.9 million, down 24 percent from $10.4 million in 2001.

Reflecting management's confidence in our future, we continued our stock repurchase program in 2002. As of December 31, 2002, we have purchased 261,100 shares in open market transactions or otherwise, of which 195,183 shares were acquired during 2002.

Despite the difficulties that we encountered in 2002, we succeeded in increasing our cash reserves. Cash and cash equivalents, including short-term bank deposits and marketable securities, reached $10.215 million at December 31, 2002, compared with $10.027 million at December 31,2001.

Strengthening our presence in key markets

MTS's acquisition of IntegraTRAK in April 2000 continues to prove itself as a wise investment. We have worked closely with this subsidiary's key employees to build strong management leadership, retain customer loyalty and grow sales. In 2002, the US accounted for 65 percent of our sales, as compared to 61 percent in 2001. With its ear so close of the market, and our well-received TABS.IT technology, IntegraTRAK is positioned to provide a strong marketing presence and maintain best-of-breed solutions.

In 2002 we signed new partnership agreements in Europe. We also signed a new distribution agreement with a leading US provider of solutions and services.

Through our cooperation with industry leaders, we continue to succeed in addressing prestigious enterprises seeking safe and comprehensive telemanagement communications solutions. Integrating smoothly with the most advanced, accepted equipment, our solutions give added value that can be measured and quantified.

Showcase project with Avaya

In this context, our relationships with original equipment manufacturers continue to make a valuable contribution to our revenues.

In 2002, our subsidiary MTS Asia, carried out a major project with telecom equipment provider Avaya. Our TABS.IT call management system was integrated with Avaya's converged communications network for the 2002 FIFA World Cup, the year's most popular sports event, taking place over 31 days. According to estimates, 100,000 IP calls went over the Avaya network, along with about 3.2 million combined IP and analog calls.

Expanding enterprise presence

We position ourselves as players in the enterprise world, covering a variety of vertical markets, from hotels, universities and utilities to tenant sharing, law firms, and financial institutions to hospitals, accounting firms and governmental agencies.

In 2002 we introduced FaciliTRAK for cable plant and asset management. FaciliTRAK significantly simplifies and reduces the cost of routinely maintaining and managing the network's physical layers. Now customers can record the equipment, cables and pathways of their cable plant and define the connectivity and circuit routes. Customers can easily and swiftly plan and manage moves and changes.

FaciliTRAK has been well-received, and is recognized as an ideal complement to our TABS.IT call monitoring and management solution.

Our ability to steadily introduce enhancement add-ons, as well as complementary systems, enables us to meet diverse demands and deliver complete solutions.

In 2002 we also introduced the TABSbill module for vertical enterprises, such as hospitals, universities, and tenant sharing facilities, enabling the easy, rapid generation of billing-by-usage.

We anticipate that the markets for our products will continue to be depressed in 2003 due to the poor worldwide economic environment. Together with our committed employees, we will continue to respond intelligently to market developments and to forge additional partnerships. These are not simple times, and our employees are called upon to maintain their motivation and dedication in the face of severe challenges. We are proud that our employees welcome and continue to overcome these challenges, and are always ready to go that extra mile. We thank our employees, shareholders, directors and customers for their steadfast faith in us.

Chaim Mer
Chairman of the Board

Shai Levanon
President and CEO

enterprises want to be in control

enteprises particularly want to be in control of their communications and MTS has the complete solution.


At a period when every expense is being reviewed, enterprises are insisting on efficiency-enhancing solutions with a fast, measurable Return on Investment. This is a window of opportunity for MTS.



In a period when every expense is being reviewed, enterprises are seeking efficient, affordable and easy-to-use solutions for managing their operations. The TABS family is ideally suited to monitor and manage telecommunications, so that customers see a complete picture, down to the individual detail. It is the most effective solution on the market, delivering not only a full picture of events, but also enabling much better allotment of resources. Now FaciliTRAK brings these monitoring and management attributes to the network's physical layers, to create a total solution for communications control.



TABS.IT, MTS's flagship solution, collects and analyzes telephone and data exchange events from telecommunication systems in both small businesses and large enterprises. Reports list detailed or summary call information, according to organization level, account, trunk or cost center. TABS.IT in effect tracks every call placed or received, including report usage of cell phones, calling cards and pagers. TABS.IT is easily accessed from desktops or web browsers.

TABSbill module is designed for vertical enterprises, such as hospitals, universities, and tenant sharing facilities, enabling the easy, rapid generation of billing-by-usage.

FaciliTRAK simplifies the maintenance and management of cable plants and network assets. It reduces troubleshooting costs and downtime, enables proactive management, tracks usage and availability for capacity planning and is a highly effective control solution for costs and usage. FaciliTRAK easily integrates with TABS.IT

there are always more ways to benefit from TABS.IT

Add-on Modules



Web Access, a browser-based application supporting report generation and administration of TABS.IT over the Internet.

Directory Exchange, synchronizing the TABS.IT directory with a PBX or any other directory database to eliminate redundant administrative tasks.

Tie Line Reconciliation, accurately costing calls in a private PBX network; calculating the actual cost of calls routed over private tie lines, and assigning charges to the originating extension.

TABSBill, tracking usage for phone calls, e-mail, network usage, billing and more; particularly practical for resellers of billable services.

Toll Fraud, alerting about inappropriate calls.

PMSi Interface telecommunication management systems with hotel billing solutions (PMS systems).

VoIPTABS, tracking calls on VoIP networks.

When it comes to configuration and operating flexibility, TABS.IT and its add-ons are unmatched.


ABS.

global reach through multiple marketing channels

with installations in more than 60 countries and over 20 languages, MTS is a global company.



The US is MTS's largest market, supported by a powerful subsidiary, IntegraTRAK.

In each territory, MTS chooses the marketing channel that will best meet local needs, preferences and potential. You will thus find MTS solutions available through OEMs, subsidiaries, distributors, partners and strategic alliances.

In the US, IntegraTRAK, acquired by MTS three years ago, supports MTS's main market, delivering considerable experience and expertise. MTS also has a partnership agreements with main distribution channels in the US.

Marketing offices in Hong Kong, Brazil and Israel market directly or together with distributors. In several regions, distribution agreements are in place with established system integrators. Strategic alliances, OEMs and partnerships add still more dimensions to the marketing effort, linking MTS solutions with the state-of-the-art in telecommunications.

Revenues consist primarily of products sales and revenues from services, including service center income, project development, maintenance and support. Revenues decreased 8.4% to $9.8 million in 2002 from $10.7 million in 2001 as a result of the global economic environment which effected our revenues stream and the decline in worldwide sales of telecommunication products, such as PBX systems. In 2002, our wholly owned U.S. subsidiary, MTS IntegraTRAK, accounted for 66.0% of our total revenues.

Cost of revenues consists primarily of (i) production costs (including hardware, media, packaging, freight and documentation); (ii) certain royalties and licenses payable to third parties (including the Office of the Chief Scientist, or OCS) and (iii) warranty and support costs for up to one year for end-users. Cost of revenues decreased 25.5% to $1.9 million in 2002 from $2.55 million in 2001, principally as a result of the significant efficiency that we implemented beginning in the fourth quarter of 2001 and the overall decrease in revenues. In 2002, revenues from software products increased while revenues from products with hardware components decreased.

Gross profit as a percentage of revenues, increased to 80.6% in 2002 from 76.2% in 2001, principally as a result of the cost cutting measures that we implemented. We expect that our gross margin will fluctuate on a quarterly basis due to the changing nature of our sales and the timing of product introductions.

Selling and marketing expenses consist primarily of costs relating to promotion, advertising, trade shows and exhibitions, sales compensation, sales support, and travel expenses. Selling and marketing expenses decreased significantly by 19.4% to $3.95 million in 2002 from $4.9 million in 2001. During 2002, we enhanced our marketing efforts, particularly in the U.S. We succeeded in our marketing activities, although we reduced our selling and marketing expenses by participating in less trade show and focusing on development of new channels and direct sales. In 2002, we were able to maintain our sales to existing OEM customers. We believe that in 2003 our selling and marketing expenses for our current products should be very similar to 2002.

Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs. Grants from the OCS are applied as reductions to total research and development costs. Net research and development costs decreased 40.2% to $2.13 million in 2002 from $3.56 million in 2001, as a result of a downsizing process that we implemented during 2002. We did not receive any royalty-bearing grants from the OCS in 2002 as compared to $990,000 received in 2001 and we do not expect to receive any grants during 2003. We did not capitalize any software development costs in either 2002 or 2001.

General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel and office maintenance and administrative costs. General and administrative expenses decreased 4.1% to $1.86 million in 2002 from $1.94 million in 2001, principally as a result of downsizing that we implemented during year 2002.

Financial income consists primarily of interest income on bank deposits and foreign currency translation adjustments. As a result of interest income earned on the remaining proceeds from our initial public offering, the sale of our wholly owned subsidiary, STS Software Systems Ltd. to NICE Systems Ltd. and the sale of our office condominium space on Fifth Avenue in New York, we recorded financial income of $134,000 in 2002 as compared to financial income of $138,000 in 2001. During both 2002 and 2001 our interest income was negatively affected because of the prevailing low interest rates in both the U.S. and in Israel.

During 2001 we recorded a one-time capital loss of $741,000 ($606,000 after tax) from a permanent value depreciation of the NICE Systems Ltd. securities we acquired as part of the consideration we received from the sale of STS Software Ltd. to NICE Systems Ltd.

During 2002 we recorded a loss of $140,000 from an exercise of marketable securities, whose value had decreased as a result of the global recession

In 2002 our taxes on income was $52,000 as compared to $16,000 in 2001

We recognize income and loss from the operations of our 50%-owned affiliate, Jusan S.A. In 2002 and in 2001, we recognized income of $236,000 and $221,000 respectively.

In 2002 we recorded net income of $130,000 or $0.03 per ordinary share on a fully diluted basis as compared to a net loss of $2.6 million or $(0.53) per ordinary share on a fully diluted basis after the one-time capital loss of $741,000 relating our securities holdings in NICE Systems Ltd.

Revenues decreased 3.6% to $10.7 million in 2001 from $11.1 million in 2000 as a result of the global recession and the decline in worldwide sales of telecommunication products, especially PBX systems. In 2001, our wholly owned U.S. subsidiary, MTS IntegraTRAK, accounted for 61.0% of our total revenues.

Cost of revenues decreased 9.0% to $2.55 million in 2001 from $2.8 million in 2000, principally as a result of the overall decrease in sales and the overall increase in sales of software products that have a lower cost than products with hardware components.

Gross profit as a percentage of revenues, increased slightly to 76.2% in 2001 from 74.3% in 2000 due to the changing nature of our sales.

Selling and marketing expenses increased insignificantly by 1% to $4.9 million in 2001 from $4.85 million in 2000. In 2001, we were able to maintain our sales to existing OEM customers and also succeeded to reach agreements with new strategic partners. During 2001, we increased our overseas marketing efforts, particularly in the U.S. where we improved our marketing deployment in the U.S. market through our wholly owned subsidiary, MTS IntegraTRAK.

Net research and development costs decreased 11.0% to $3.56 million in 2001 from $4.0 million in 2000, as a result of a downsizing process that we implemented during the last quarter of 2001. We received royalty-bearing grants totaling $990,000 in 2001 from the OCS as compared to $1.25 million in 2000.

General and administrative expenses increased 4.9% to $1.94 million in 2001 from $1.85 million in 2000, principally as a result of the inclusion of a full year of expenses associated with IntegraTRAK, that we acquired in April 2000, and costs associated with the recruitment of certain new management personnel during 2001.

As a result of interest income earned on the remaining proceeds from our initial public offering, the sale of our wholly owned subsidiary, STS Software Systems Ltd. to NICE Systems Ltd. and the sale of our office condominium space on Fifth Avenue in New York, we recorded financial income of $138,000 in 2001 as compared to financial income of $374,000 in 2000. This decrease was principally due to lower interest rates in both the U.S. and in Israel during 2001 and the fluctuation of different currencies against our reporting currency, the U.S. dollar.

During November 2000, we sold our office condominium space in New York City for $2.1 million. We reported a capital gain of $1.2 million from the sale and the tax liability resulting from the sale was approximately $201,000. During 2001 we recorded a one-time capital loss of $741,000 ($606,000 after tax) from a permanent value depreciation of the NICE Systems Ltd. securities that we acquired as part of the consideration we received from the sale of STS Software Ltd. to NICE Systems Ltd.

In 2001 our taxes on income was $16,000 as compared to a tax benefit of $155,000 in 2000. The tax benefit in 2000 was principally attributable to deferred tax losses that we recognized and is net of the capital gains tax we incurred in connection with the sale of our condominium space in New York City.

We recognize income and loss from the operations of our 50%-owned affiliate, Jusan S.A. and our 19% investment in Silverbyte (50% until July 2000). In July 2000, we sold a 31% interest in Silverbyte and since that date our investment has been accounted for according to the cost method and we no longer recognize any equity income or loss. In 2001, we recognized income of $221,000 from our affiliate, Jusan S.A. and in 2000 we recognized income of $66,000 from our equity interests in both of these affiliates.

In 2001 we recorded a net loss of $2.6 million or $(0.53) per ordinary share on a fully diluted basis after the one-time capital loss of $741,000 relating our securities holdings in NICE Systems Ltd. as compared to a net loss of $1.27 million or $(0.26) per ordinary share on a fully diluted basis for the year ended December 31, 2000. Our net loss in 2000 includes a one time in write-off of $945,000 of in-process research and development expenses in connection with our acquisition of IntegraTRAK.

On December 31, 2002, we had $9.1 million in cash and cash equivalents, $1.2 million in marketable securities and working capital of $9.2 million as compared to $6 million in cash and cash equivalents, $1.9 million in short-term bank deposits, $2.1 million in marketable securities and $9.1 million in working capital on December 31, 2001. The increase in cash and cash equivalents and working capital is mainly due to our downsizing efforts. During 2002 we continued our stock buy back program, purchasing 261,100 accumulated ordinary shares through December 31, 2002 at a cost of $330,000, an average of $1.26 per share. We anticipate that the repurchase program will continue in 2003. We may use the repurchased shares for issuance upon exercise of employee stock options or other corporate purposes.

One of the principal factors affecting our working capital is the payment cycle on our sales. Payment for goods shipped is generally received from 90 to 100 days after shipment. Any material change in the aging of our accounts receivable could have an adverse effect on our working capital. During 2002, we were able to improve our operating cash flow by reducing our operating expenses.

The decrease in inventory for the year ended December 31, 2002 was primarily due to our efforts to reduce inventories in light of the difficult economic condition prevailing worldwide. The increase in accounts receivable for the year ended December 31, 2002 was primarily attributable to a decrease in allowance for doubtful accounts ($356,000 and $837,000 as of December 31, 2002 and 2001 respectively).

As of December 31, 2002, our principal commitments consisted of obligations outstanding under operating leases. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations. We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 to 18 months. Thereafter, if we do not generate sufficient cash from operations, we may be required to obtain additional financing. There can be no assurance that such financing will be available in the future, or, if available, will be on terms satisfactory to us.

17

To the Shareholders of MER Telemanagement Solutions Ltd.

We have audited the accompanying consolidated balance sheets of MER Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 10a to the financial statements, the Company adopted Statement of Financial Accounting Standards No.142 in 2002.

Kost, Forer and Gabbay

Tel-Aviv, Israel
February 3, 2003

KOST FORER & GABBAY
A Member of Ernst & Young Global

Consolidated balance sheets

	U.S. dollars in thousands	
December 31,	2001	2002
Cash and cash equivalents	$ 5,987	$ 9,062
Short-term bank deposits	1,942	–
Marketable securities (Note 3)	2,098	1,153
Trade receivables (net of allowance for doubtful accounts of $ 837 and $ 356 as of December 31, 2001 and 2002, respectively)	1,172	1,259
Other accounts receivable and prepaid expenses (Note 4)	952	511
Inventories (Note 5)	322	240
Total current assets	12,473	12,225
Investments in an affiliate (Note 6)	1,092	1,335
Long-term loans, net of current maturities (Note 7)	97	86
Severance pay fund	651	545
Other investments (Note 8)	389	368
Total long-term investments	2,229	2,334
	816	602
Goodwill (Note 10a)	153	2,025
Other intangible assets, net (Note 10b)	2,345	360
Deferred income taxes (Note 14)	79	161
Total other assets	2,577	2,546
Total assets	$ 18,095	$ 17,707

Consolidated balance sheets

	U.S. dollars in thousands (except share data)	
December 31,	2001	2002
Current maturities of long-term loans (Note 12)	$ 58	$ 8
Trade payables	499	350
Accrued expenses and other liabilities (Note 11)	1,859	1,439
Deferred revenues	997	1,184
Total current liabilities	3,413	2,981
Long-term loans, net of current maturities (Note 12)	13	8
Accrued severance pay	813	705
Total long-term liabilities	826	713
Share capital		
Ordinary shares of NIS 0.01 par value—Authorized: 12,000,000 shares as of December 31, 2001 and 2002; Issued: 4,882,748 shares as of December 31, 2001 and 2002; Outstanding: 4,816,831 and 4,621,648 shares as of December 31, 2001 and 2002, respectively	15	15
Additional paid-in capital	12,846	12,846
Treasury shares	(158)	(330)
Accumulated other comprehensive loss	(410)	(211)
Retained earnings	1,563	1,693
Total shareholders' equity	13,856	14,013
Total liabilities and shareholders' equity	$ 18,095	$ 17,707

Consolidated statements of operations

	U.S. dollars in thousands (except share and per share data)		
Year ended December 31,	2000	2001	2002
Revenues (Note 17):			
Product sales	$ 9,414	$ 7,843	$ 7,397
Services	1,653	2,882	2,390
Total revenues	11,067	10,725	9,787
Cost of revenues:			
Product sales	2,520	1,909	1,655
Services	322	643	241
Total cost of revenues	2,842	2,552	1,896
Gross profit	8,225	8,173	7,891
Operating expenses:			
Research and development, net (Note 18a)	4,039	3,562	2,127
Selling and marketing	4,853	4,911	3,954
General and administrative	1,845	1,943	1,858
In process research and development write-off	945	—	—
Total operating expenses	11,682	10,416	7,939
Operating loss	(3,457)	(2,243)	(48)
Financial income, net (Note 18b)	374	138	134
Other income (expenses), net (Note 18c)	1,591	(654)	(140)
Loss before taxes on income	(1,492)	(2,759)	(54)
Taxes on income (tax benefit) (Note 14)	(155)	16	52
	(1,337)	(2,775)	(106)
Equity in earnings of affiliates	66	221	236
Net income (loss)	$ (1,271)	$ (2,554)	$ 130
Basic and diluted net earnings (loss) per share	$ (0.26)	$ (0.53)	$ 0.03
Weighted average number of shares used in computing basic and diluted net earning (loss) per share	4,866,640	4,826,126	4,709,796

Statements of changes in shareholders' equity

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Total comprehensive income (loss)	Total shareholders' equity
Balance as of January 1, 2000	$ 15	$ 12,228	$ –	$ (74)	$ 5,388		$ 17,557
Exercise of warrants, net	*) –	204	–	–	–		204
Exercise of options, net	*) –	314	–	–	–		314
Purchases of treasury shares	–	–	(40)	–	–		(40)
Amortization of compensation related to options granted to a director for consulting services	–	90	–	–	–		90
Other comprehensive loss:							
Unrealized losses on available for sale marketable securities	–	–	–	(175)	–	$ (175)	(175)
Foreign currency translation a djustments	–	–	–	(182)	–	(182)	(182)
Total other comprehensive loss						(357)	
Net loss	–	–	–	–	(1,271)	(1,271)	(1,271)
Total comprehensive loss						$ (1,628)	
Balance as of December 31, 2000	15	12,836	(40)	(431)	4,117		16,497
Exercise of options, net	*) –	10	–	–	–		10
Purchases of treasury shares	–	–	(118)	–	–		(118)
Other comprehensive income (loss):							
Unrealized gains on available for sale marketable securities	–	–	–	72	–	$ 72	72
Foreign currency translation adjustments	–	–	–	(51)	–	(51)	(51)
Total other comprehensive income						21	
Net loss	–	–	–	–	(2,554)	(2,554)	(2,554)
Total comprehensive loss						$ (2,533)	
Balance as of December 31, 2001	15	12,846	(158)	(410)	1,563		13,856
Purchase of treasury shares	–	–	(172)	–	–		(172)
Other comprehensive income:							
Unrealized losses on available for sale marketable securities	–	–	–	(3)	–	$ (3)	(3)
Foreign currency translation adjustments	–	–	–	202	–	202	202
Total other comprehensive income						199	
Net income	–	–	–	–	130	130	130
Total comprehensive income						$ 329	
Balance as of December 31, 2002	$ 15	$ 12,846	$ (330)	$ (211)	$ 1,693		$ 14,013
Accumulated unrealized losses from available-for-sale marketable securities				$ (106)			
Accumulated foreign currency translation adjustments				(105)			
				$ (211)			

*) Represents an amount lower than $ 1.

Consolidated statements of cash flows

	U.S. dollars in thousands		
Year ended December 31,	2000	2001	2002
Net income (loss)	$ (1,271)	$ (2,554)	$ 130
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Loss (gain) on sale of available-for-sale and trading marketable securities, net	(289)	279	140
Gain on sale of interest in an affiliate	(73)	–	–
Loss (gain) on sale of property and equipment	(1,223)	51	6
Loss from impairment of investment in warrants	–	375	–
Equity in earnings of affiliates	(66)	(221)	(236)
Proceeds from (investment in) trading securities, net	(94)	–	81
Depreciation and amortization	1,028	1,110	501
Amortization of compensation related to options granted to a director for consulting services	90	–	–
In-process research and development write-off	945	–	–
Deferred income taxes, net	(310)	(20)	29
Accrued severance pay, net	(1)	57	(2)
Decrease (increase) in trade receivables	1,411	269	(87)
Decrease in other accounts receivable and prepaid expenses	455	673	215
Decrease in inventories	46	220	82
Decrease in trade payables	(370)	(169)	(149)
Decrease in accrued expenses and other liabilities	(1,748)	(623)	(419)
Increase (decrease) in deferred revenues	1,059	(173)	187
Other	(5)	–	11
Net cash provided by (used in) operating activities	(416)	(726)	489
Changes in related parties account, net	(117)	50	108
Proceeds from sale of property and equipment	2,003	45	26
Investment in short-term bank deposit	(156)	(7,528)	–
Proceeds from realization of short-term bank deposits	1,988	7,448	1,942
Purchase of property and equipment	(173)	(226)	(166)
Investment in available for sale marketable securities	(4,208)	(401)	(1,512)
Investment in held-to-maturity marketable securities	–	–	(476)
Proceeds from sale of available-for-sale marketable securities	1,106	1,631	2,508
Proceeds from redumption of held-to-maturity marketable securities	–	–	201
Payment for acquisition of IntegraTRAK (a)	(3,100)	–	–
Dividend from an affiliate	115	56	190
Other investments	(220)	–	–
Other	(26)	–	(12)
Net cash provided by (used in) investing activities	(2,788)	1,075	2,809

			U.S. dollars in thousands
Year ended December 31,	2000	2001	2002
Changes in related parties, net	–	–	4
Repayment of long-term loans	(61)	(91)	(55)
Proceeds from exercise of options and warrants, net	518	10	–
Purchase of treasury shares	(40)	(118)	(172)
Net cash provided by (used in) financing activities	417	(199)	(223)
Increase (decrease) in cash and cash equivalents	(2,787)	150	3,075
Cash and cash equivalents at the beginning of the year	8,624	5,837	5,987
Cash and cash equivalents at the end of the year	$ 5,837	$ 5,987	$ 9,062
Cash paid during the year for:			
Interest	$ 56	$ 45	$ 10
Income taxes	$ 257	$ 8	$ 58
Notes receivable from realization of an affiliate	$ 75		
Long-term loan from realization of an affiliate	$ 52		

December 31,	2000
Working capital deficiency (excluding cash and cash equivalents)	$ (1,524)
Property and equipment	497
Goodwill *)	180
In process research and development	945
Developed technology	710
Assembled and trained workforce *)	848
Distributor relationship *)	1,653
Long-term liabilities	(209)
	$ 3,100

*) See Note 10a.

U.S. Dollars in thousands

Notes to consolidated financial statements

MER Telemanagement Solutions Ltd. ("the Company" or "MTS") was incorporated on December 27, 1995. The Company designs, develops, markets and supports a comprehensive line of telecommunication management solutions that enable business organizations and other enterprises to more effectively manage their communication resources. The Company's products include call accounting and management products, fault management systems and web based management solutions for converged voice, voice over Internet Protocol or IP data and video and packaged computer software of tracking telephone calls and costs and also provides consulting and maintenance support for its services. As for the Company's subsidiaries, see Note 19.

These products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, and to detect and prevent abuse and misuse of telephone networks including fault telecommunication usage.

MTS markets its products worldwide through distributors, business telephone switching systems manufacturers and vendors and its direct sales force. Several international PBX manufacturers market the Company's products as part of their PBX selling efforts or on an original equipment manufacturer ("OEM") basis. The Company is highly dependent upon the active marketing and distribution of its OEM's. In 2000, 2001 and 2002, two major customers generated 33%, 40% and 42% of the Company's revenues, respectively (see Note 17b).

Certain components and subassemblies included in the Company's products are obtained from a single source or a limited group of suppliers and subcontractors. If such supplier fails to deliver the necessary components or subassemblies, the Company may be required to seek alternative source of supply. A change in supplier could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company's results of operations and cash position.

The Company's shares are listed for trade on the Nasdaq SmallCapl Market.

On April 24, 2000, the Company acquired in cash substantially all of the assets and assumed certain liabilities of IntegraTRAK, Inc. ("IntegraTRAK") a privately held company IntegraTRAK, develops, markets and sells packaged computer software of tracking telephone calls and costs, and software that assists in the management of telecommunication equipment. IntegraTRAK also provides consulting service bureau and maintenance support for its services.

The acquisition was treated on the basis of the purchase method of accounting and accordingly, the purchase price has been allocated according to the fair value of the assets acquired and liabilities assumed of IntegraTRAK. The operations of IntegraTRAK are included in the consolidated statements from the second quarter of 2000.

In connection with IntegraTRAK acquisition, The Company recorded in the second quarter of 2000, a one-time expense of $ 945 to write-off software acquired from IntegraTRAK for which technological feasibility has not yet been established. As for intangible assets related to the acquisition, see Note 10.

The following represents the unaudited pro forma results of operations for the year ended December 31, 2000, assuming that the acquisition occurred on January 1, 2000.

Year ended December 31,	2000
Revenues	$ 13,680
Net income (loss)	$ (349)
Basic net earnings (loss) per share	$ (0.07)
Diluted net earnings (loss) per share	$ (0.07)

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP").

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The majority of the Company's and its subsidiaries' sales is made outside Israel in U.S. dollars ("dollars"). In addition, a substantial portion of the Company's and certain portion of its subsidiaries costs is incurred in dollars. Since the Company's management believes that the dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate, the dollar is their functional and reporting currency.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard No.52, "Foreign Currency Translation" ("SFAS No.52"). All effects of foreign currency remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

The financial statements of certain subsidiaries and an affiliate whose functional currency is not the dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

The Company considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

U.S. Dollars in thousands

Notes to consolidated financial statements

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in U.S. dollars and bear interest at an average rate of 1.9%. The short-term deposits are presented at their cost, including accrued interest.

The Company accounts for investments in debt and equity securities (other than those accounted for under the equity method of accounting) in accordance with Statement of Financial Accounting Standard No.115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No.115").

Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held to maturity when the Company has a positive intent and ability to hold the securities to maturity, and are stated at amortized cost. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and interest are included in the statement of operations as other expenses or income. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale, along with any investments in equity securities that have not been classified as "trading securities". Securities available for sale are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of shareholders' equity, under accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of operations in other income (expenses).

The Company's trading securities are carried at their fair value based upon the quoted market price of those investments at each balance sheet date. Net realized and unrealized gains and losses on these securities are included in the statements of operations in other income (expenses).

Inventories are stated at the lower of cost or market value. Cost is determined as follows: Raw materials, parts and supplies-using the "first in, first out" method with the addition of allocable indirect manufacturing costs. Finished products are recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs. Inventories write-offs are provided to cover risks arising from slow moving items or technological obsolescence.

Investments in privately held companies in which the Company holds 20% to 50% ownership of voting rights and can exercise significant influence over operating and financial policy of the affiliate are presented using the equity method of accounting. In accordance with Statement of Financial Accounting Standard No.142, "Goodwill and Other Intangible Assets" ("SFAS No.142") goodwill related to investments in affiliates is no longer amortized. The goodwill is reviewed annually (or more frequently if circumstances indicate impairment has occurred) for impairment in accordance with Accounting Principles Board Opinion No.18, "The Equity Method of Accounting for Investments in Common Stock" ("APB No.18"). Before the adoption of SFAS No.142 on January 1, 2002, goodwill was amortized on a straight-line basis over 10 years, in accordance with APB Opinion No.17, "Intangible Assets".

Investments in privately held companies in which the Company holds less than 20% and does not have the ability to exercise significant influence over operating and financial policy of the Company, are presented at cost. The carrying value is periodically reviewed by management, in accordance with APB 18. If this review indicates that the carrying value is not recoverable, the carrying value is reduced to its estimated fair value. As of December 31, 2002, no impairment losses have been identified.

U.S. Dollars in thousands

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual depreciation rates:

	%
Computers and peripheral equipment	33
Office furniture and equipment	6–20
Motor vehicles	15
Leasehold improvements	Over the term of the lease agreement

Long-lived assets of the Company and its subsidiaries are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144, "Accounting for the Impairment or Disposal of Long- Lived Assets" ("SFAS No.144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2002 no impairment was required.

Goodwill represents excess of the costs over the net assets of business acquired. Goodwill from acquisitions prior to July 1, 2001 was amortized until December 31, 2001, by the straight-line method, over 10 years. Under SFAS No.142, goodwill acquired in a business combination on or after July 1, 2001, will not be amortized.

SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter of between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, and weighted average cost of capital for each of the reportable units. The Company has selected December 31 as the date it will perform its annual goodwill impairment tests. As of December 31, 2002 no impairment was required. As for application of SFAS No.142, see Note 10a.

Other intangible assets:

Intangible assets acquired in a business combination are being amortized on a straight-line basis, over their useful life. Acquired developed technology is amortized using the straight-line method over 5 years.

Distributor relationship and Assembled workforce were amortized over 10 and 4 years, respectively, until December 31, 2001. According to SFAS No.142, the net carrying amount of Distributor relationship and Assembled workforce was subsumed into goodwill at January 1, 2002 (see Note 10a).



U.S. Dollars in thousands

Notes to consolidated financial statements

Research and development costs, net of grants received, are charged to the Statement of Operations as incurred. Statement of Financial Accounting Standard No.86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No.86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

Royalty-bearing grants from the Government of Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs. Research and development grants amounted to $ 1,249, $ 990 and $ 1 in 2000, 2001 and 2002, respectively.

The Company and its subsidiaries account for income taxes, in accordance with Statement of Financial Accounting Standard No.109, "Accounting for Income Taxes" ("SFAS No.109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred tax assets to their estimated realizable value.

The Company and its subsidiaries generate revenues from licensing the rights to use their software products directly to end-users and indirectly through resellers and OEM's (who are considered end users). The Company and its subsidiaries also generate revenues from rendering maintenance, service bureau and support.

Revenues from software license agreements are recognized when all criteria outlined in Statement of Position No.97-2 "Software Revenue Recognition" ("SOP No.97-2") as amended are met. Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. The Company does not grant a right of return to its customers.

Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor specific objective evidence ("VSOE") of the relative fair values of each element in the arrangement, in accordance with the "residual method" prescribed by SOP No. 98-9, "Modification of SOP No.97-2, Software Revenue Recognition With Respect to Certain Transactions". The VSOE used by the Company to allocate the sales price to support services and maintenance is based on the renewal rate charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of SOP No.97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

Revenues from maintenance and support services are recognized over the life of the maintenance agreement or at the time that support services are rendered.

Deferred revenues include unearned amounts received under maintenance and support contracts, not yet recognized as revenues.

U.S. Dollars in thousands (except share data)

The Company provides free warranty and support for up to one year for end-users and up to 15 months for the "OEM" distributors. A provision is recorded for probable costs in connection with these services based on the Company's experience.

The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The provision for the year ending December 31, 2002 amounted to of $ 22.

The Company has elected to follow Accounting Principles Board Opinion No.25 "Accounting for Stock Issued to Employees" ("APB No.25") and FASB Interpretation No.44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No.44") in accounting for its employee stock option plans. Under APB No.25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

The following table illustrates the effect on net income (loss) and earnings (loss) per share as if the fair value method had been applied to all outstanding and unvested awards in each period:

Year ended December 31,	2000	2001	2002
Net income (loss), as reported	$ (1,271)	$ (2,554)	$ 130
Deduct: Total stock-based compensation expense determined under fair value method for all awards, net of related tax effect	(733)	(769)	(177)
Pro forma net loss	$ (2,004)	$ (3,323)	$ (47)
Basic and diluted net earnings (loss) per share, as reported	$ (0.26)	$ (0.53)	$ 0.03
Basic and diluted net loss per share, pro forma	$ (0.42)	$ (0.68)	$ (0.01)

The fair value for each option granted was estimated at the date of grant using a Black-Scholes option-pricing model, assuming no expected dividends and the following weighted average assumptions:

Year ended December 31,	2000	2001	2002
Average risk-free interest rates	6%	3.5%	2%
Average expected life (in years)	2	4	4
Volatility	49%	87.2%	66.8%

The Company applies Statement of Financial Accounting Standard No.123 "Accounting for Stock-Based Compensation" ("SFAS No.123") and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to options issued to non-employees. SFAS No.123 requires use of an option valuation model to measure the fair value of the options at the grant date.

The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2000, 2001 and 2002 amounted to approximately $ 27, $ 189 and $ 104, respectively.

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable and trade payables approximate their fair value, due to the short-term maturity of such instruments.

The fair value for marketable securities is based on quoted market prices (see Note 3).

Long-term loans—The carrying amounts of the Company's borrowings under its long-term agreements, both as a lender and as a borrower, approximate their fair value. The fair value was estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar type of borrowing arrangements.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, marketable securities and long-term loans.

Cash and cash equivalents are deposited with major banks in Israel and major banks in United States. Such deposits in the U.S. may be in excess of insured limit and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers in the U.S. and Europe (see Note 17c). The Company performs ongoing credit evaluations of its customers. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection according to management estimates. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

The Company's marketable securities include mainly investments in corporate debts and mutual funds. Management believes that the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

U.S. Dollars in thousands

Basic net earnings (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus potential ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No.128, "Earnings Per Share" ("SFAS No.128").

The total number of shares related to the outstanding options excluded from the calculation of diluted net earnings (loss) per share was 1,315,152, 1,227,141 and 757,580 for the years ended December 31, 2000, 2001 and 2002, respectively.

Certain amounts from prior years have been reclassified to the current year's presentation. The reclassification had no effect on previously reported net loss, shareholders' equity or cash flows.

In June 2002, the FASB issues Statement of Financial Accounting Standard No.146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No.146"), which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No.146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No.146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No.146 to have a material impact on its results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No.45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No.5, 57, and 107 and Rescission of FASB Interpretation No.34" ("FIN No.45"). FIN No.45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No.45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No.34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. The disclosure provisions of FIN No.45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company does not expect the adoption of FIN No.45 to have a material impact on its results of operations or financial position.

U.S. Dollars in thousands

Notes to consolidated financial statements

The following is a summary of the Company's investment in marketable securities:

	December 31, 2001			December 31, 2002			
	Amortized cost	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value
Held-to-maturity corporate debt	$ –	$ –	$ –	$ 275	$ 26	$ –	$ 301
Available-for-sale:							
Mutual funds	1,947	(67)	1,880	566	–	(49)	517
Equity securities	160	(36)	124	418	–	(57)	361
	2,107	(103)	2,004	1,259	26	(106)	1,179
Trading securities	94	–	94	–	–	–	–
	$ 2,201	$ (103)	$ 2,098	$ 1,259	$ 26	$ (106)	$ 1,179

The gross realized gains (losses) on sales of available-for-sale securities totaled $ 31 and $ (128) in 2001 and 2002, respectively. The net increase (decrease) to unrealized holding losses on available-for-sale securities included as a separate component of shareholders' equity, under other comprehensive income (loss), totaled $ 72 and $ (3) in 2001 and 2002, respectively.

During 2001, the Company recorded a loss in the gross amount of $ 282 due to other than temporary decline in the value of available for sale marketable securities.

The amortized cost and estimated fair value of debt and marketable equity securities as of December 31, 2002, by contractual maturity, are shown below.

December 31, 2002	Amortized cost	Market value
Matures in one year	$ 275	$ 301
Equity securities and mutual funds	984	878
Total	$ 1,259	$ 1,179

U.S. Dollars in thousands

Notes to consolidated financial statements

December 31,	2001	2002
Receivable from the Government of Israel for grants and participations	$ 73	$ –
Related parties	108	–
Government authorities	224	288
Prepaid expenses	175	91
Deferred income taxes	144	33
Other	228	99
	$ 952	$ 511

Raw materials	$ 131	$ 118
Finished products	191	122
	$ 322	$ 240

Investment in Jusan S.A.:		
Equity, net	$ 1,057	$ 1,300
Goodwill	35	35
	$ 1,092	$ 1,335
Dividend received from Jusan S.A. during the year:	$ 56	$ 190

U.S. Dollars in thousands

Notes to consolidated financial statements

December 31,	2001	2002
Loans to others in NIS—unlinked (1)	$ 179	$ 140
Less—current maturities (2)	82	54
	$ 97	$ 86

(1) The weighted average interest rate for the year ended December 31, 2002 is 6.375%.

(2) Included in other receivables and prepaid expenses.

First year (current maturities)	$ 54
Second year	54
Third year	32
	$ 140

December 31,	2001	2002
Long-term deposits (1)	$ 42	$ 21
Investment in other companies (2)	347	347
	$ 389	$ 368

(1) Linked to the Israeli CPI.

(2) These investments are stated at cost and represent investments in which the Company holds less than 20% of the voting rights and does not have the right to have representation on the board of directors.

U.S. Dollars in thousands

December 31,	2001	2002
Cost:		
Computers and peripheral equipment	$ 2,177	$ 2,387
Office furniture and equipment	585	492
Motor vehicles	180	107
Leasehold improvements	151	191
	3,093	3,177
Accumulated depreciation:		
Computers and peripheral equipment	1,733	2,116
Office furniture and equipment	358	310
Motor vehicles	91	66
Leasehold improvements	95	83
	2,277	2,575
Depreciated cost	$ 816	$ 602

Depreciation expenses for the years ended December 31, 2000, 2001 and 2002 were $ 305, $ 488 and $ 348, respectively.

Effective January 1, 2002, the Company adopted SFAS No. 142.

The Company evaluated its goodwill and intangibles acquired prior to June 30, 2001 using the criteria of SFAS No.142, which resulted in the net carrying amount of $ 1,872 related to other intangibles to be subsumed into goodwill. Such intangibles comprise assembled workforce, with an original cost of $ 848 (amortized cost of $ 495), and distributors' relationship with an original cost of $ 1,653 (amortized cost of $ 1,377) being subsumed into goodwill at January 1, 2002. As of December 31, 2002, $ 2,017 and $ 8 of the goodwill balance are attributed to the Company's U.S. and South America's reporting units, respectively.

The results of operations presented below for the three years ended December 31, 2000, 2001 and 2002, respectively, reflect the operations had the Company adopted the non-amortization provisions of SFAS No.142 effective January 1, 2000:

U.S. Dollars in thousands (except share data)

Notes to consolidated financial statements

December 31,	2000	2001	2002
Reported net income (loss)	$ (1,271)	$ (2,554)	$ 130
Goodwill amortization	303	431	–
Adjusted net income (loss)	$ (968)	$ (2,123)	$ 130
Basic and diluted net earnings (loss) per share:			
Reported net earnings (loss) per share	$ (0.26)	$ (0.53)	$ 0.03
Goodwill amortization	0.06	0.09	–
Adjusted basic and diluted net earnings (loss) per share	$ (0.20)	$ (0.44)	$ 0.03

	December 31, 2001			December 31, 2002		
	Gross carrying amount	Accumulated amortization	Otherintangibles, net	Gross carrying amount	Accumulated amortization	Other intangibles, net
Distributor relationship	$ 1,653	$ (276)	$ 1,377	$ –	$ –	$ –
Assembled workforce	848	(353)	495	–	–	–
Developed technology	710	(237)	473	750	(390)	360
	$ 3,211	$ (866)	$ 2,345	$ 750	$ (390)	$ 360

Developed technology amortization expenses for the years ended December 31, 2000, 2001 and 2002, were $ 95, $ 142 and $ 153, respectively. The expected amortization expenses for 2003, 2004 and 2005 are $ 153, $ 153 and $ 54, respectively.

December 31,	2001	2002
Employees and payroll accruals	$ 400	$ 550
Income tax payable	5	26
Accrued expenses	873	422
Customer advances	581	437
Related parties	–	4
	$ 1,859	$ 1,439

U.S. Dollars in thousands

December 31,	2001	2002
Loan from others (1)	$ 71	$ 16
Less—current maturities	58	8
	$ 13	$ 8

(1) In U.S. dollars, bearing an average interest rate of 18.14%.

1. The facilities of the Company and its subsidiaries are rented under operating leases for periods ending in 2004.

Future minimum lease commitments under non-cancelable operating leases as of December 31, are as follows:

2003	$ 320
2004	155
	$ 475

Rent expenses for the years ended December 31, 2000, 2001 and 2002, were approximately $ 507, $ 576 and $ 446, respectively.

1. The Company is committed to pay royalties to the Office of the Chief Scientist of the Ministry of Trade ("OCS") of the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the Government participated up to the amount received by the Company. In the event that development of a specific product in which the OCS participated is successful, the Company will be obligated to repay the grants through royalty payments at the rate of 3% to 5% based on the sales revenues of the Company, up to 100%-150% of the grants received linked to the dollar. As of December 31, 2002, the Company has a contingent obligation to pay royalties in the amount of $ 7,667. The obligation to pay these royalties is contingent upon actual sales of the products and, in the absence of such sales, no payment is required.

The outstanding balance of obligations in respect of grants received after January 1999 amounts to $ 3,447 and also bears LIBOR interest.

The Company has paid or accrued royalties relating to the repayment of such grants in the amount of $ 217, $ 176 and $ 132 for the years ended December 31, 2000, 2001 and 2002, respectively.

2. The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded the Company grants for participation in marketing expenses overseas. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received linked to the U.S. dollar. As of December 31, 2002, the Company

U.S. Dollars in thousands

Notes to consolidated financial statements

has a contingent obligation to pay royalties in the amount of $ 259. The Company did not pay or accrue any royalties during the three years ending on December 31, 2002.

3. According to an agreement effective February 1999 with the Company's distributor, Pfordt, elektronik GmbH the Company is committed to pay a 10% commission on its transactions in Germany which are not executed through Pfordt.

1. On June 4, 2001 a claim was filed in the District Court of Tel Aviv against the Company and the former directors of S.T.S. asserting various claims in connection with the sale of S.T.S to NICE Systems Ltd. The amount of the lawsuit was NIS (New Israeli shekel) 4,800 thousand (approximately $ 1,000 thousand).

On March 10, 2003, the District Court in Tel-Aviv issued a judgment validating the parties' agreement to dismiss the complaint against the Company and the former directors of S.T.S., waived all of the plaintiffs' claims against the defendants in connection with the complaint, with no costs ordered.

2. Regarding the demand from the tax authorities in Israel, see Note 14e.

The Company was granted the status of an "Approved Enterprise" under the Law in respect of six expansion projects. According to the provisions of the Law, the Company elected to enjoy "alternative benefits"—waiver of grants in return for tax exemption and, accordingly, income derived from the "Approved Enterprise" is tax-exempt for a period of two to four years, commencing with the year it first earns taxable income, and subject to corporate tax at the rate of 25%, for additional periods of three to five years.

The three expansion programs which are assigned to the Company are as follows:

1. The first program entitled the Company to tax-exemption for a four-year period ended December 31, 1999 and is subject to a reduced tax rate of 25% for a three-year period ending December 31, 2002.

2. The second program entitled the Company to tax-exemption for a two-year period ended December 31, 1999, and is subject to a reduced tax rate of 25% for a five-year period ending December 31, 2004.

3. The third program entitles the Company to tax exemption for a two year period and were subject to tax rate of 25% for five year period. The benefits in respect of this program have not yet commenced.

The period of tax benefits detailed above is subject to limit of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above Law, regulations published hereunder and the instruments of approval for the specific investment in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2002, management believes that the Company is meeting all of the aforementioned conditions.

U.S. Dollars in thousands

The tax-exempt income attributable to the "Approved Enterprise" amounting to $ 2,250 as of December 31, 2002 can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. The Company has determined that such tax-exempt income will not be distributed as dividends and permanently re-invested these profits. Accordingly, no deferred taxes have been nor will be provided on income attributable to the Company's "Approved Enterprise".

Should the retained tax-exempt income be distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently–25% for an "Approved Enterprise").

Should the Company and its Israeli subsidiary derive income from sources other than an "Approved Enterprise", they will be subject to tax at regular rates of 36%.

Since the Company is operating under more than one "Approved Enterprise" and since part of its taxable income is not entitled to tax benefits under the abovementioned law and is taxed at the regular tax rate of 36%, its effective tax rate is the result of a weighted combination of the various applicable rate and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law and in the approvals.

[illegible]

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are presented in dollars. The difference between the annual change in the CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes presented in the financial statements. In accordance with paragraph 9(f) of SFAS 109, the Company and its Israeli subsidiary have not provided for deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

[illegible]

The Company is an "industrial company" as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of intangible property rights as a deduction for tax purposes.

[illegible]

The Company's subsidiaries in Asia and Israel have estimated a total amount of available carryforward tax losses of $ 60 and $ 4, respectively to offset against future taxable profits .

Tax loss carryforward in Israel may be used indefinitely to offset against operating income. The operating loss carryforwards of the Company and its Israeli subsidiary, which can be used indefinitely, amounted to approximately $ 1,335.

[illegible]

In April 2000, the tax authorities in Israel issued to the Company a demand for a tax payment, for the period of 1997-1999, in the amount of approximately NIS 6,000 ($ 1,250).

The Company has appealed to the Israeli district court in respect of the abovementioned tax demand. Based on the opinion of its tax counsel, the Company believes that certain defenses can be raised against the demand of the tax authorities. The Company believes that the outcome of this matter will not have a material adverse effect on its financial position or results of operations and, therefore, no provision was provided.

U.S. Dollars in thousands

Notes to consolidated financial statements

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

December 31,	2001	2002
Tax loss carryforwards of the Company and its subsidiaries	$ 575	$ 364
Allowances for doubtful accounts and provisions for employee benefits	132	92
In respect of marketable securities	(24)	29
Capitalized software and other intangible assets	125	93
Other	(139)	(140)
Net deferred tax asset before valuation allowance	669	438
Valuation allowance	(446)	(244)
Net deferred income taxes	$ 223	$ 194
Current assets – foreign	$ 14	$ 21
Current assets – domestic	$ 130	$ 12
Other assets – domestic	$ 79	$ 161

The Company and certain of its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, since they have a history of losses over the past years. Management currently believes that it is more likely than not that part of the deferred tax regarding the loss carryforward in the Company and in its subsidiaries and other temporary differences will not be realized in the foreseeable future.

U.S. Dollars in thousands

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

Year ended December 31,	2000	2001	2002
Loss before taxes as reported in the statements of operations	$ (1,492)	$ (2,759)	$ (54)
Tax rates	36%	36%	36%
Theoretical tax benefit	$ (537)	$ (993)	$ (19)
Increase in taxes resulting from:			
Effect of different tax rates and "Approved Enterprise" benefit	456	396	200
Tax adjustment in respect of inflation in Israel and others	(163)	193	(61)
Utilization of carryforward tax losses for which valuation allowance was provided	(26)	–	(246)
Non-deductible expenses and tax exempt income	(88)	(43)	(24)
Taxes in respect of previous years	(88)	–	–
Deferred taxes for which valuation allowance was provided	291	463	202
Taxes on income (tax benefit) as reported in the statements of operations	$ (155)	$ 16	$ 52

	2000	2001	2002
Domestic	$ (1,281)	$ (1,772)	$ (841)
Foreign	(211)	(987)	787
	$ (1,492)	$ (2,759)	$ (54)

	2000	2001	2002
Current taxes	$ 243	$ 36	$ 23
Deferred taxes	(310)	(20)	29
Taxes in respect of previous years	(88)	–	–
	$ (155)	$ 16	$ 52
Domestic	$ (353)	$ (42)	$ 29
Foreign	198	58	23
	$ (155)	$ 16	$ 52

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

U.S. Dollars in thousands (except share data)

Notes to consolidated financial statements

On November 8, 1999, the board of directors and the audit committee approved, subject to shareholders' approval, an increase in Mr. Mer's monthly salary from $ 5 to $ 7 per month and the grant of options to purchase 98,824 ordinary shares. The options were granted to Mr. Mer at his request in lieu of salary for the twelve month period ending December 31, 2000. The exercise price of the options is $ 6 per share, expected dividend yield is 0%, and the risk free interest rate is 6%. The options will vest ratably over an eight-month period beginning January 1, 2000 and will terminate five years from the date of grant.

Ms. Dora Mer, the wife of Chaim Mer, provides ongoing legal services to the Company and receives a monthly retainer of $ 5. The conditions of retaining the services of Ms. Mer were approved by the Company's board of directors and audit committee.

The Company's subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK, entered into an agreement with C.Mer, pursuant to which they distribute and support certain of C.Mer's products and provide certain services on behalf of C.Mer. Generally, C.Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%.

In 2001 and 2002, the balance with C. Mer reflects short-term debt and other receivable. Due to the short-term nature no interest was charged by or paid to C. Mer through December 31, 2001 and 2002.

Year ended December 31,	2000	2001	2002
Sales through a related parties	$ 23	$ 58	$ 65
Amounts charged by related parties:			
Cost of revenues	$ 107	$ 62	$ 239
Research and development	26	58	8
Selling and marketing	–	–	2
General and administrative	–	–	4
	$ 133	$ 120	$ 253
Amounts charged by MTS Integra TRAK and MTS Asia to related parties:			
Selling and marketing	$ 59	$ 44	$ 2
Repayments to the related parties, net	$ (8)	$ (10)	$ (172)

December 31,	2001	2002
Jusan S.A	$ 5	$ 10

U.S. Dollars in thousands (except share data)

The ordinary shares entitle their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive cash dividends, if declared.

The Company has authorized, through its 1996 Incentive Share Option plan, the grant of options to officers, management, employees and directors of the Company or any subsidiary of up to 1,900,000 of the Company's Ordinary shares. 1,500,000 options were granted pursuant to section 102 of the Israel Income Tax Ordinance. Any option, which is canceled or forfeited before expiration, will become available for future grants. The Incentive Share Option Plan will terminate in 2006, unless canceled earlier by the Company's board of directors.

Each option granted under the Plan is exercisable until the earlier of four years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options were exercised. The options vest primarily gradually over three or four years.

As of December 31, 2002, 1,001,170 options are available for future grant.

Summary of the Company's stock options activity and related information for the years ended December 31, is as follows:

	Options available for grant	Number of options	Options exercisable	Weighted average exercise price
Options exercisable at January 1, 2000			665,755	$ 2.46
Balance on January 1, 2000	687,239	1,062,761		$ 2.85
Shares authorized	150,000	–		$ –
Options granted	(415,524)	415,524		$ 6.19
Options forfeited	25,883	(25,883)		$ 5.07
Options exercised	–	(137,250)		$ 2.5
Options exercisable at December 31, 2000			778,325	$ 3.02
Balance on December 31, 2000	447,598	1,315,152		$ 3.88
Options granted	(436,405)	436,405		$ 2.05
Options forfeited	520,416	(520,416)		$ 2.74
Options exercised	–	(4,000)		$ 2.5
Options exercisable at December 31, 2001			800,887	$ 4.48
Balance on December 31, 2001	531,609	1,227,141		$ 3.74
Options granted	(35,000)	35,000		$ 1.2
Options forfeited (1)	504,561	(504,561)		$ 4.19
Options exercisable at December 31, 2002			502,644	$ 3.76
Balance on December 31, 2002	1,001,170	757,580		$ 3.32

U.S. Dollars in thousands (except share data)

(1) All of the options granted during 1996 (part of the 1996 incentive option plan) that were not exercised or forfeited until 2002, were terminated and became available for future grants.

The options outstanding as of December 31, 2002 have been separated into ranges of exercise prices, as follows:

Exercise price	Options outstanding as of December 31, 2002	Weighted average remaining contractual life (in years)	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
$ 0.93–1.3	34,500	3.08	$ 1.19	–	$ –
$ 1.9–2.5	473,406	1.84	$ 2.12	287,764	$ 2.17
$ 4.0625–4.5	17,000	1.19	$ 4.17	14,332	$ 4.1
$ 5.5–5.75	39,000	1.46	$ 5.63	26,001	$ 5.63
$ 5.9375–6.0375	170,924	1.97	$ 5.98	162,541	$ 5.99
$ 7.0625	22,750	1.33	$ 7.0625	12,006	$ 7.0625
	757,580		$ 3.32	502,644	$ 3.76

The weighted average fair value of options granted during 2000, 2001 and 2002, whose exercise price equals the fair value of the stock on the date of grant, was $ 6.189, $ 2.05 and $ 1.20 per option, respectively. All options were granted at fair value.

The total compensation expenses, net of tax, that would have been included in the statements of operations for the years ended December 31, 2000, 2001 and 2002 had the Company adopted SFAS No.123 is $ 733, $ 769 and $ 177, respectively.

In connection with the May 1997 initial public offering, the Company issued its underwriters, at the par value of the underlying shares, warrants (the "Underwriters' Warrants") to purchase 120,000 ordinary shares. The Underwriter Warrants are exercisable for four years commencing May 20, 1998, at $ 7.8 (130% of the May 1997 offering price) per Ordinary share. The Underwriter's Warrants contain anti-dilution protection. In 2000, 450 warrants were exercised. The Underwriter's warrants expired in 2002.

U.S. Dollars in thousands (except share data)

In June 1998, the Company granted 75,000 warrants to consultants for a price of $ 0.005 per warrant to purchase 75,000 ordinary shares of the Company, at an exercise price of $ 4.00 per share. The warrants are exercisable for five years commencing June 1998. In 2000, 50,000 warrants were exercised.

In January 2000, the Company granted 98,824 options to Mr. Chaim Mer, chairman of the Company, having an exercise price of $ 6.00 per share. These options were granted in lieu of Mr. Mer's salary ($ 7 per month) in 2000. The options are exercisable for five years commencing January 1, 2000 (see Note 15).

On February 7, 2001, the Company issued five-year warrants to purchase 25,000 ordinary shares of the Company to Investec Bank (Mauritius) Ltd. in connection with certain financial services performed on the Company's behalf. The warrants have an exercise price of $ 4.95 per share for warrants exercised until February 2004 and $ 5.625 per share for warrants exercised until February 2006. The fair value of the warrants, at the date of the grant, using a Black-Scholes option pricing model was immaterial and therefore no compensation expenses were recorded.

During the years 2000, 2001 and 2002, the Company purchased 11,252, 54,665 and 195,183 treasury shares in consideration of $ 40, $ 118 and $ 172, respectively, according to the stock repurchase program, which authorized the Company's officers to repurchase up to 300,000 ordinary shares of the Company and was approved by the Company's board of directors.

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment.

U.S. Dollars in thousands

Notes to consolidated financial statements

- MTS operates in one industry segment, the development and marketing of a comprehensive line of telecommunication management solutions. The Company operates in four geographical areas. Operations in Israel include research and development, selling and marketing. Operations in the United States, Brazil and Asia include selling and marketing. The data is presented in accordance with Statement of Financial Accounting Standard No.131, "Disclosure About Segments of an Enterprise and Related Information" ("SFAS No.131"). The following is a summary of operations within geographic areas based on the location of the selling entity:

Year ended December 31, 2002	Israel	United States	Asia	South America	Adjustments and eliminations	Consolidated
Sales to unaffiliated customers	$ 2,541	$ 6,449	$ 469	$ 328	$ –	$ 9,787
Transfers between geographic areas	1,806	–	–	–	(1,806)	–
Total sales	$ 4,347	$ 6,449	$ 469	$ 328	$ (1,806)	$ 9,787
Depreciation and amortization expenses	$ 299	$ 167	$ 21	$ 14	$ –	$ 501
Operating income (loss)	$ (995)	$ 795	$ (60)	$ 201	$ 11	$ (48)
Financial income, net						134
Other expenses						(140)
Loss before taxes on income						$ (54)
Tax expenses	$ 29	$ –	$ –	$ 23	$ –	$ 52
Net income (loss)	$ (361)	$ 682	$ (60)	$ (131)	$ –	$ 130
Identifiable long lived assets	$ 624	$ 2,302	$ 29	$ 32	$ –	$ 2,987
Non-identifiable assets						14,720
Total assets at December 31, 2002						$ 17,707

U.S. Dollars in thousands

Notes to consolidated financial statements

Year ended December 31, 2001	Israel	United States	Asia	South America	Adjustments and eliminations	Consolidated
Sales to unaffiliated customers	$ 3,310	$ 6,496	$ 500	$ 419	$ —	$ 10,725
Transfers between geographic areas	661	—	—	—	(661)	—
Total sales	$ 3,971	$ 6,496	$ 500	$ 419	$ (661)	$ 10,725
Depreciation and amortization expenses	$ 421	$ 645	$ 42	$ 2	$ —	$ 1,110
Operating income (loss)	$ (1,465)	$ (752)	$ (39)	$ (73)	$ 86	$ (2,243)
Financial income, net						138
Other expenses						(654)
Loss before taxes on income						$ (2,759)
Tax expenses (income)	$ (42)	$ —	$ —	$ 58	$ —	$ 16
Net loss	$ (1,423)	$ (930)	$ (35)	$ (166)	$ —	$ (2,554)
Identifiable long lived assets	$ 809	$ 2,437	$ 35	$ 33	$ —	$ 3,314
Non-identifiable assets						14,781
Total assets at December 31, 2001						$ 18,095

U.S. Dollars in thousands

Notes to consolidated financial statements

Year ended December 31, 2000	Israel	United States	Asia	South America	Adjustments and eliminations	Consolidated
Sales to unaffiliated customers	$ 4,647	$ 5,029	$ 922	$ 469	$ –	$ 11,067
Transfers between geographic areas	968	19	–	–	(987)	–
Total sales	$ 5,615	$ 5,048	$ 922	$ 469	$ (987)	$ 11,067
Depreciation and amortization expenses	$ 815	$ 159	$ 34	$ 20	$ –	$ 1,028
Operating income (loss)	$ (2,193)	$ (1,280)	$ 57	$ (32)	$ (9)	$ (3,457)
Financial income, net						374
Other income						1,591
Loss before taxes on income						$ (1,492)
Tax expenses (income)	$ (353)	$ 201	$ –	$ (3)	$ –	$ (155)
Net income (loss)	$ (871)	$ (443)	$ 64	$ (21)	$ –	$ (1,271)
Identifiable long lived assets	$ 1,210	$ 2,987	$ 65	$ 32	$ –	$ 4,294
Non-identifiable assets						17,518
Total assets at December 31, 2000						$ 21,812

Year ended December 31,	2000	2001	2002
Philips	11%	8%	6%
Siemens	22%	32%	36%

U.S. Dollars in thousands

Year ended December 31,	2000	2001	2002
Israel	$ 791	$ 358	$ 217
United States	5,039	6,496	6,449
Austria	154	24	–
Germany	1,352	1,355	1,130
Holland	1,460	1,009	756
Europe (excluding Austria, Germany and Holland)	719	448	296
Asia	922	500	469
South America	469	419	328
Other	161	116	142
	$ 11,067	$ 10,725	$ 9,787

Year ended December 31,	2000	2001	2002
Total costs	$ 5,288	$ 4,552	$ 2,128
Less-grants and participations	(1,249)	(990)	(1)
	$ 4,039	$ 3,562	$ 2,127

U.S. Dollars in thousands

Notes to consolidated financial statements

Year ended December 31,	2000	2001	2002
Financial expenses:			
Interest expenses	$ (219)	$ (232)	$ (205)
Other expenses	–	(9)	(7)
Foreign currency translation differences	(52)	(81)	–
	(271)	(322)	(212)
Financial income:			
Interest income	645	403	310
Other income	–	57	1
Foreign currency translation differences	–	–	35
	645	460	346
Financial income, net	$ 374	$ 138	$ 134

Year ended December 31,	2000	2001	2002
Other income (expenses):			
Loss from impairment of investments in warrants	$ –	$ (375)	$ –
Gain on sale of an interest in affiliate	73	–	–
Gain on sale of property and equipment	1,223	–	–
Gain (loss) on marketable securities, net	289	(279)	(140)
Other	6	–	–
	$ 1,591	$ (654)	$ (140)

U.S. Dollars in thousands

Notes to consolidated financial statements

	Percentage of ownership	Jurisdiction of incorporation
MTS IntegraTRAK Inc.	100%	Delaware
MER Fifth Avenue Realty Inc. (a subsidiary of MTS IntegraTRAK Inc.)	100%	New York
MTS Asia Ltd.	100%	Hong Kong
Telegent Ltd.	100%	Israel
Jaraga B.V.	100%	The Netherlands
Verdura B.V. (a subsidiary of Jaraga B.V.)	100%	The Netherlands
Voltera Technologies V.O.F. (a partnership held 99% by Jaraga B.V. and 1% by Verdura B.V.)	100%	The Netherlands
Bohera B.V. (a subsidiary of Jaraga B.V.)	100%	The Netherlands
Tabs Brasil Ltd. (a subsidiary of Bohera B.V.)	100%	Brazil
Jusan S.A. (a subsidiary of Jaraga B.V.)	50%	Spain

57

Mr. **Chaim Mer**, Chairman
Mr. **Isaac Ben-Bassat**, Director
Mr. **Steven J. Glusband**, Director
Mr. **Alon Aginsky**, Director
Dr. **Yehoshua Gleitman**, Director
Prof. **Nava Pliskin**, Director

Mr. **Shai Levanon**, President & CEO
Mr. **Yossi Brikman**, GM Israel Operations & CFO
Mr. **Richard Bruyere**, COO
Mr. **Hanoch Magid**, Director of Marketing & Sales
Mr. **James Chan**, President – MTS Asia
Mr. **Demian Waldman**, President – TABS Brasil

MER Telemanagement Solutions Ltd.
40 Aluf David Street
Ramat Gan 52232, Israel
Tel: (972) 3 671 0777
Fax: (972) 3 677 7061
mts@mtsint.com
www.mtsint.com

MTS IntegraTRAK Inc.
12600 SE 38th Street, Suite 250
Bellevue, WA 98006, USA
Tel: (1) 425 401-1000
Fax: (1) 425 401-1700
info@mtsint.com
www.mtsint.com

MTS Asia Ltd.
Unit 3,6/F, Laws Commercial Plaza
788 Cheung Sha Wan Road
Kowloon, Hong Kong
Tel: (852) 2413-2802
Fax: (852) 2413-2862
mtsasia@mtsasia.com
www.mtsint.com

JARAGA B.V.
Rapenburgerstraat 20,
1011 MN Amsterdam, Holland
Tel: (31) 20-778-4141
Fax: (31) 20-330-5444

TABS Brasil Ltda.
Av. Dr. Cardoso de Melo
1666-4° andar - Cj. 42
São Paulo 04548-005, Brasil
Tel: (55) 11 3846-1211
Fax: (55) 11 3846-1211
suporte@tabs.com.br
www.mtsint.com

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

US Legal Counsel
Carter, Ledyard & Milburn
2 Wall Street
New York, NY 10005
Tel: (1) 212 732-3200
Fax: (1) 212 732-3232

Independent Auditor
Kost, Forer & Gabbay
Member firm of Ernst & Young International
3 Aminadav Street
Tel-Aviv 61575, Israel
Tel: (972) 3 623-2535
Fax: (972) 3 562-2555

Stock Exchange Listing
Nasdaq SmallCap Market
Symbol: MTSL

Form 20–F
Copies of MTS's Annual Report on Form 20–F as filed with the Securities and Exchange Commission may be obtained by shareholders without charge upon written request to:
Mr. Yossi Brikman
MTS Ltd.
40 Aluf David Street
Ramat Gan 52232, Israel

Investors Relations
In the US:
The Anne McBride Company, Inc.
630 Third Avenue, 5th Floor
New York, NY 10017
Tel: (1) 212 983-1702
Fax: (1) 212 983-1736

The Annual Meeting of Shareholders will be held on Friday, July 25, 2003 at 10:00am at the Company's offices, 40 Aluf David Street, Ramat Gan, Israel.


Design & Production: Studio Diana Churges Copywriter: RC&C Rev. 04/03
www.mtsint.com

MER Telemanagement Solutions Ltd.

MTS IntegraTRAK Inc.

MTS Asia Ltd.

TABS Brasil Ltda.

JARAGA B.V.

www.mtsint.com




mts
Telecommunications Management

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER Telemanagement Solutions Ltd.
(Registrant)

By: ______________________
Shai Levanon, President and Chief Executive Officer

Date: July 11, 2003